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                                  FORM 12B-25
   [As last amended in Release No. 34-31905, February 23, 1993, 58 F.R. 14628]

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
       For Period Ended: SEPTEMBER 28, 1997
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended: ______________

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       Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________

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PART I - REGISTRANT INFORMATION

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                             PICTURETEL CORPORATION
             (Exact name of Registrant as specified in its charter)

                   DELAWARE                                      04-2835972
         -------------------------------                     -------------------
         (State or other jurisdiction of                      (I.R.S. Employer
         incorporation or organization)                      Identification No.)

         100 MINUTEMAN ROAD, ANDOVER, MA.                           01810
     ----------------------------------------                     ----------
     (Address of Principal Executive Offices)                     (Zip Code)

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PART II - RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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         [X]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         PictureTel announced on September 19, 1997 that it would restate its financial statements for Q3 1996, Q4 1996, and Q1, 1997. The Company further determined on November 10, 1997 that Q2 1997 would also be restated. The restatement affects the detail of the financial results for the 2nd and 3rd quarters of 1997 as well as the first nine months of 1997 and the comparable periods in 1996. Due to the complexity of the restatement and the timing of the Q2 decision, it would be expensive and unreasonable (and impossible) for PictureTel to accomplish an accurate filing by November 12, 1997.

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PART IV - OTHER INFORMATION

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         (1)  Name and telephone number of person to contact in regard to this notification

         Richard B. Goldman                           978          292-5372
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              (Name)                              (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company has previously filed on September 23, 1997 on Form 8-K a copy of the September 19, 1997 press release discussing the need to restate its financial statements for Q3 1996, Q4 1996 and Q1 1997. On November 10, 1997, the Company determined that the financial statements for Q2 1997 would also be restated.

         The anticipated changes are estimated as follows:

         PictureTel Corporation will report a net loss of $16.7 million, or $0.44 per share, on sales of $109.7 million, for the third quarter, which ended on September 28, 1997. The net loss includes special pre-tax charges of $17.8 million.

         In the third quarter of 1996, the company had net income of $6.9 million, or $0.17 per share, on sales of $120.8 million. The 1996 results reflect the previously announced restatement of financial results and both periods reflect the results of MultiLink, Inc., which PictureTel acquired in a pooling of interests transaction on July 22, 1997.


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         The restatement, affecting the first and second quarters of 1997, as well as the third and fourth quarters of 1996, resulted from the company's thorough review of its product revenue transactions conducted in conjunction with its outside auditors.

         For the first nine months of this year, PictureTel posted revenue of $349.6 million and a net loss of $19.6 million, or $0.52 per share. For the first nine months of 1996, PictureTel had revenue of $351.5 million and net income of $23.5 million, or $0.59 per share. The comparative results reflect the acquisition of MultiLink, the financial restatements, and the $17.8 million in special pre-tax charges recorded in the third fiscal quarter of 1997, which includes the following major items: $4.0 million in write-offs of investments and advances; $4.0 million in excess and obsolete inventory reserves;
$2.6 million related to the acquisition of MultiLink, Inc.; $1.9 million in severance expenses related to work-force reductions in the third quarter of 1997; and $4.0 million in reserves established for sales returns and doubtful accounts. The special charges are distributed throughout various line items in the income statement.

         A majority of the dollar amount of the restated revenues involves a number of leasing and certain other indirect channel transactions, which the company has decided to reverse or defer. Revenue from certain other transactions was shifted to different reporting periods in order to fully comply with the company's established cutoff procedures.

         Overall, the impact of the restatement to PictureTel's previously reported results, prior to the MultiLink acquisition, is as follows: Revenue for the third quarter of 1996 was reduced by $7.1 million, or 5.9 percent, to $114.2 million from $121.3 million. Revenue for the fourth quarter of 1996 was reduced by $7.6 million, or 5.4 percent, to $132.6 million from $140.1 million. Total revenue for 1996 was reduced by $14.7 million, or approximately 3 percent, to $467.8 million from $482.5 million.

         Net income for the third quarter of 1996 was reduced by $2.8 million, or 31 percent, to $6.1 million from $8.9 million. Net income for the fourth quarter of 1996 was reduced by $1.3 million, or 13 percent, to $8.6 million from $9.9 million. Net Income for all of 1996 was reduced by $4.1 million, or 12 percent, to $30.7 million from $34.8 million.

         Earnings per share for the third quarter of 1996 were reduced by $.08, to $.17 from $.25. Earnings per share for the fourth quarter of 1996 were reduced by $.04, to $.24 from $.28. Earnings per share for 1996 were reduced by $.11, to $.85 from $.96.

         Revenue for the first quarter of 1997 was reduced by $1.7 million, or
1.4 percent, to $116.5 million from $118.2 million. Revenue for the second quarter of 1997 was reduced by $1.3 million, or 1 percent, to $110.9 million from $112.2 million. Revenue for the first two quarters of 1997 was reduced by $3.0 million, or 1.3 percent, to $227.4 million from $230.5 million.

         Net income for the first quarter of 1997 was reduced by $378,000, or
12.2 percent, to $2.7 million from $3.1 million. The net loss for the second quarter of 1997 increased by $1.2 million, or 40 percent, to $4.2 million from $3.0 million. Net income for the first two quarters of 1997 was reduced by $1.6 million, to a net loss of $1.5 million from net income of $55,000.

         Earnings per share for the first quarter of 1997 were reduced by $.02. In the second quarter of 1997, the company's net loss per share is $.12, down $.03 from the previously reported $.09 per share loss. Earnings per share for the first two quarters of 1997 were reduced to a net loss of $.04 per share. Prior to the restatement, the company posted slightly above break-even results for the first two quarters of 1997.

                             PictureTel Corporation
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                  (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date_____________________          By___________________________________________
                                     Richard B. Goldman, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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